KAMA RESOURCES INC.

Suite 1707-B, 17th Floor, CTS Center

219 Zhong Shan Wu Road

Guangzhou, China 510030

Tel. 8613808821282

Fax. 862083332588

January 8 , 2010

Dear Sir/Madam:

RE:  Form S-1 CIK:0001479239

In connection with the filing of the above noted form S-1, we request that your department fax copies of all comments and correspondence to our office in China at 011.86.2083332588 and to our representatives at Fusion Business Group Inc. at (604) 269-6623.

Yours truly,

 -S-

 Dayong Sun, President, Chief Executive